

February 10, 2011

Chris Jackson
President and Chief Operating Officer
Advanced Credit Technologies, Inc.
1915 Plaza Drive, Suite 202
Eagan, MN 55122

> **Re:** **Advanced Credit Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 21, 2011**
> **File No. 333-170132**

Dear Mr. Jackson:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 22, 2010.

General

1. Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

2. We note your disclosure throughout the prospectus regarding your marketing strategy and probability of success without providing appropriate context to investors. For example, you discuss your plans to invest funds in professionally made infomercials, Facebook applications, and YouTube videos, but do not discuss the funds necessary to produce these marketing tools. You state that you have already developed a Facebook application, but it is unclear whether you have launched this application. As a further example, you state on page 19 that management believes that the business has an "above probability of achieving an attractive level of operating earnings which translates into an above average return on investment" without explaining the basis for this belief. Be advised that Rule 10(b) of Regulation S-K requires a reasonable basis for management's projections and full disclosure of material assumptions, conditions, and limitations. In this respect, the company should disclose the material risks and uncertainties related to management's projection and limit statements in the prospectus to those that are supportable and realizable.

Summary of Our Offering, page 4

3.   We note your response to prior comment 2 that you have begun your business operations, but you continue to include statements that do not provide a candid or balanced view of your stage of development and your business prospects. For example, on page 4 you claim that you are: "poised with First to Market Advantage to leverage the current market conditions as the defacto standard for credit management." As a second non-exclusive example of unbalanced disclosure you state on page 5 that the whole market "will be the first and foremost opportunity with the three segments." We also note that you continue to include statements that you are "poised to capture ALL segments of the credit management and social media market." Given your disclosure that many of your competitors are larger and have greater financial resources than you, your limited activities to date and the considerable capital and liquidity challenges you face, please limit your claims to reflect your current market share of the credit management industry and reasonably achievable business objectives. Please revise, thoroughly.

4.   We reissue prior comment 3. It appears that your disclosure has not been revised to comply with the plain English requirements of Rule 421(d) of Regulation C. For example, you continue to use terms such as "First to Market Advantage" without an explanation. As a further example, you continue to portray market conditions for your product on page 4 in a promotional manner, rather than providing a brief description of your business product and services. Please revise.

Risk Factors

General

5.   Based on your revised disclosure in response to prior comment 4, it appears that you do not plan to file an Exchange Act registration statement to become a fully reporting company. Replace the final two sentences on page 4 with concise language informing potential investors that you will not be a fully reporting company, will be required to file periodic reports for a period that may be limited, and that references the risk factors section. Add a risk factor that alerts investors that you will be subject to Section 15(d) of the Securities Exchange Act and, accordingly, will not be subject to the proxy rules, Section 16 reporting and short-swing profit provisions, going-private regulation, beneficial ownership reporting, and the bulk of the tender offer rules. The risk factor should inform investors that as a Section 15(d) filer, your duty to file periodic reports will be suspended at any time you have less than 300 record holders, but that you will nevertheless be required to file those reports of the fiscal year in which a Securities Act registration statement is declared effective.

Our Auditors have issued a going concern opinion, page 7

6.   We note your new risk factor in response to prior comment 6 regarding the auditors' going concern opinion. Please expand the disclosure to include the reasons why the

auditors have expressed a going concern opinion. Specifically, the notes to the financial statements indicate that the company has not achieved profitability and has not enacted its entire business plan as of September 30, 2010. It also appears that, at September 30, 2010, the company has only earned minimal amounts of revenue, has no certainty of earning revenues in the future, has a working capital deficit and an accumulated deficit of $382,802 since inception.

Selling Security Holders, page 10

7.   We reissue prior comment 9. It appears that you have not provided a materially complete description of all transactions within the past three years in which the selling shareholders acquired the securities that you are registering on their behalf for resale. For each selling shareholder, disclose the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instruments(s) that define the rights of the shareholders, and the private placement, if any.

Description of Business, page 13

8.   We note that in response to prior comment 12 you have included hyperlinks to third-party websites. Please note SEC Release 33-7856, regarding the implications of including Internet addresses in your document.

Competition, page 17

9.   Please refer to prior comment 14 and expand your disclosure to describe your relative competitive position in the credit management industry.

Management's Discussion and Analysis or Plan of Operation, page 18

10.   We reissue prior comment 15. It appears that you have not provided a discussion of the results of operations as required by Item 303(a) of Regulation S-K. Please revise.

11.   Please reconcile your disclosure on pages 4 and 7 in which you state that your capital requirements over the next 12 months would be $300,000 and your statement on page 18 that you would need $250,000 over the next 12 months. In addition, refer to prior comment 16 and state the minimum period of time that you will be able to conduct planned operations using currently available resources.

12.   Please explain why you believe your "financial condition is stable" and that you "have sufficient reserves to maintain operations until revenue increases from sales." We note that your minimum capital requirement over the next 12 months is at least $250,000, but you currently only have $9,207 in cash and have not established a source of revenues sufficient to cover your operating costs.

13.   Your revised disclosure states that management believes that there is sufficient
        opportunity to raise funds of $1 million. Please refer to prior comment 17 and disclose
        the uncertainties related to your assumptions that you will be able to generate $1 million.
        Provide a balanced description of your expectation of future funding to enable investors
        to determine the likelihood that you will be able to continue your business operations for
        the next 24-36 months.

14.   You state that the company has no "long-term liabilities, notes, or legal actions against
        it." The financial statements indicate that you have an obligation to a related party for
        $5,524 as of September 30, 2010. Please revise, explain how this obligation impacts your
        long and short-term liquidity position, and ensure that the related party transaction
        section of the prospectus describes the material terms of the obligation.

15.   We reissue prior comment 19. Please provide a reasonably detailed discussion of the
        "phases" of your business development and disclose the details of the software update
        that you state are available from the company.

Risk Analysis Report, page 19

16.   We note your response to prior comment 20. However, it is still unclear how the report
        provides disclosure consistent with the requirements under Item 303 of Regulation S-K.
        Please focus your discussion on known trends, demands and uncertainties that may affect
        the company's financial condition, rather than "random unforeseen events" which were
        selected arbitrarily. Please also provide us with a detailed explanation as to why you
        believe that the report is material to an understanding of the company. Tell us whether
        the report was prepared for you by a third-party and, if so, what consideration you have
        given to disclosing the name of the party that prepared the report and identifying such
        party as an expert pursuant to Item 509 of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 22

17.   We reissue prior comment 21. The summary compensation table continues to indicate
        that no compensation was awarded to the executive directors in 2008 and 2009.
        However, you state on page 47 that you incurred "officer's compensation expense" of
        $146,475 for the period between February 25, 2008 (inception) through December 31,
        2009. You also state on page 19 that "management (CEO/Treasurer) have worked for
        equity." Please refer to Item 402(n) of Regulation S-K and disclose all forms of
        compensation that were awarded to the executive officers. Ensure that this information is
        also provided for the last two completed fiscal years (i.e., 2009 and 2010). Modify
        footnote (1) to the summary compensation table to indicate that the dollar value of equity
        awards as compensation are computed based upon the grant date fair value.

Compensation of Directors, page 22

18.   It is unclear from your response to prior comment 22 whether directors received payment for services as directors other than the reimbursement of expenses incurred during their duties. Please advise. See Item 402(r) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 22

19.   Please refer to prior comment 23 and provide a materially complete description of the business experience of each executive officer during the past five years, which in each instance should be the entirety of the five-year period. In this respect, it is unclear where Enrico Giordano worked prior to 2008. It is also unclear how Chris Jackson has been "involved with all aspects of the credit management software industry" during the past four years. Clarify the business experience of each executive officer and include the name and principal business of any corporation or other organization in which employment was carried on. See Item 401(e) of Regulation S-K.

Employment Agreements, page 23

20.   Your response to prior comment 24 does not provide a materially complete description of the two employment agreements with each of the company's officers. Please clarify the periods covered by the employment agreements and describe the material terms of those agreements, such as the termination provisions. In addition, disclose the terms of any subsequent arrangement between the company and executive officers regarding compensation. Explain why the executive officers have not been paid pursuant to the terms of the employment agreements.

Certain Relationships and Related Transactions, page 24

21.   We note your response to prior comment 25 that there are no promoters in connection with this offering. However, you disclose that Chris Jackson and Enrico Giordano are founders of the company. Please explain why you believe that these individuals, or other persons, are not promoters, within the meaning of Rule 405 of the Securities Act of 1933. In your response letter, specifically address who "took the initiative in founding and organizing" your company, if neither Mr. Jackson nor Giordano performed those roles. Also, evaluate the issuance of the 200 shares to the founders and how that issuance and the subsequent 14.2 million share issuance is to be evaluated under paragraph (1)(ii) of the promoter definition.

22.   In response to prior comment 26, you state that the note to a related party has been paid in full. It appears that the $6,400 note to a related party was paid in full in 2010, but the note to a related party for $5,524 was still outstanding as of September 30, 2010. Please revise to include all transactions with related persons since the beginning of the company's last two fiscal years. In addition, tell us why you have not filed the note as an

exhibit to this registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Financial Statements for the Period from February 25, 2008 (Inception) Through December 31, 2009

Report of Independent Registered Public Accounting Firm, page 26

23.   We note that the going concern language has been omitted from the revised audit report. Please ensure that the audit report included with the next amendment is revised to include an explanatory paragraph regarding the company's ability to continue as a going concern considering the company's disclosure in Note 5 of the financial statements.

Statements of Operations, page 28

24.   We are unable to locate a discussion or any revisions to your disclosures in response to prior comment 28. Please clarify and revise your disclosures to address the following:

- Describe your relationship with the subcontractors;

- Discuss the role the subcontractors have in the production of revenue and describe the nature of the commissions paid; and

- Provide further details as to the accounting basis relied upon for recording these commissions in cost of sales.

Part II: Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page 51

25.   In response to prior comment 32, it appears that you have aggregated the unregistered securities transactions. For each sale of unregistered securities, separately list the date and amount of securities sold, and briefly disclose the facts upon which you relied for the exemption. See Item 701(d) of Regulation S-K.

26.   We note that you have filed a Form D on January 12, 2011 in response to prior comment 33. However, it appears that this Form D is for the sale of securities that has not yet occurred. Please file a Form D for each unregistered offering effected in reliance on Regulation D after March 16, 2009, or advise us why you believe that the Form D filed on January 12, 2011 is compliant and why you have indicated that the sale of the securities has not yet occurred.

Undertakings, page 52

27.   In response to prior comment 34, it appears that you may have included undertakings that are not applicable to this registration statement. Specifically, it appears that you included the undertaking related to Rule 430A and 430B although you have not omitted any information from the prospectus. Further, it appears that you have included the undertaking in Item 512(a)(6) although this registration statement does not involve a primary offering of securities. Please revise or explain.

Signatures

28.   On the signature page, there is no designation that Enrico Giordano is signing the filing in his capacity as a director. Please revise to include the required information in that regard.

Exhibits

29.   We note that you have not filed the subscription agreements in connection with the unregistered securities offerings with your shareholders. Please supplementally provide us with copies of the subscription agreements and tell us what consideration you have given to filing the agreements pursuant to Item 601(b)(4) of Regulation S-K.

Exhibit 5.1

30.   We note that the legal opinion in paragraph 2 still refers to common stock that will be issued in the future, rather than shares that are currently outstanding. Please refer to prior comment 35 and revise the opinion to state, if true, that the outstanding shares of common stock are validly issued, fully paid and non-assessable, or advise.

Exhibit 23.1

31.   It does not appear that the auditor's consent has been revised in response to prior comment 38. We note that the auditor consents to the inclusion of its report dated June 5, 2010 in "any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission." With the next amendment, please have the auditor revise this language to consent to the use of its audit report in connection with the specific registration statement with which it is filed.

32.   It does not appear that the auditor's consent has been revised in response to prior comment 39. We note the disclosure on page 13 that names your auditor as an expert in connection with the registration statement; however the audit firm has not consented to the reference as an expert. Please have the consent revised accordingly. Refer to Section 7(a) of the Securities Act of 1933.

Chris Jackson
Advanced Credit Technologies, Inc.
February 10, 2011
Page 8

       You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Attorney-Advisor, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3462.

                    Sincerely,

                    /s/ Mark P. Shuman

                    Mark P. Shuman
                    Legal Branch Chief

cc: Via facsimile at (305) 396-6570
        Wani Iris Manly, Esq.
        W. Manly, P.A.